CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the WorldCommodity Fund, a series of shares of WorldCommodity Funds, Inc., of our report dated November 29, 2010 on the financial statements and financial highlights included in the September 30, 2010 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the headings “Financial Highlights,” “Independent Registered Public Accounting Firm,” “Other Information” in the Prospectus and “Disclosure of Portfolio Holdings,” “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

March 28, 2011